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Adam T. Teufel adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

April 5, 2022

VIA EDGAR

Melissa McDonough

Christina DiAngelo Fettig

Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ALPS ETF Trust (the “Registrant”) File No. 333-263500

Dear Messes. McDonough, Fettig and Brutlag:

On March 29, 2022 and March 31, 2022, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) accounting and legal comments, respectively, to the Registrant’s Proxy Statement/Prospectus on Form N-14 (“Proxy Statement/Prospectus” or “N-14”), as filed March 11, 2022 with respect to the proposed reorganization (“Reorganization”) of the O’Shares U.S. Quality Dividend ETF, the O’Shares U.S. Small-Cap Quality Dividend ETF, the O’Shares Global Internet Giants ETF, and the O’Shares Europe Quality Dividend ETF (each a “Target Fund” and, collectively, the “Target Funds”), each a series of OSI ETF Trust, with and into corresponding series of the Registrant respectively named ALPS | O’Shares U.S. Quality Dividend ETF, ALPS | O’Shares U.S. Small-Cap Quality Dividend ETF, ALPS | O’Shares Global Internet Giants ETF, and ALPS | O’Shares Europe Quality Dividend ETF (each an “Acquiring Fund” and, collectively, the “Acquiring Funds”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in the Proxy Statement/Prospectus.

Accounting Comments

Comment 1: The auditor consent states it relates to the Registration Statement on Form N-14 of the “OSI ETF Trust” instead of ALPS ETF Trust.  Accordingly, please file a delaying amendment to delay the effectiveness of the N-14 until such time that the Staff declares it effective.  You may then file an N-14/A with the correct auditor consent.

Response: Comment accepted.

Melissa McDonough Christina DiAngelo Fettig Samantha Brutlag April 5, 2022 Page 2

Comment 2: In the Q&A Relating to the Proposal – Who will bear the costs associated with the Meeting? section, revise to note that the advisers or their affiliates will bear all costs associated with Meeting regardless of whether the Reorganizations are consummated.  Such a statement appears later on in the N-14.

Response: Comment accepted.

Comment 3: In the Q&A Relating to the Proposal – Would the Reorganizations result in higher management fees or operating expenses for current Target Fund shareholders? section, there is a statement that the Acquiring Funds’ unitary fee arrangement is “similar in structure” to the Target Funds’ unitary fee arrangement.  Revise to identify any distinct differences in the unitary fee arrangements, including exclusions therefrom.  Please do so wherever there is a comparison of the Target Funds vs. Acquiring Funds unitary fee structures throughout the N-14.

Response: Comment accepted. The relevant disclosures will be revised throughout the N-14 to state that there are no material differences.

Comment 4: In the Q&A Relating to the Proposal – Who will bear the costs associated with the Reorganizations? section, revise to note that the advisers or their affiliates will bear all costs associated with the Reorganizations regardless of their consummation.

Response: Comment accepted.

Comment 5: The same section is silent on whether the Funds anticipate any portfolio repositioning in connection with consummating the Reorganizations.  If no portfolio repositioning is anticipated, confirm that in your response or revise to conform this section to the discussion on page 39 regarding portfolio transitioning.

Response: The Registrant has been informed that the Target Funds do not anticipate any portfolio repositioning attributable to consummating the Reorganizations. For the avoidance of doubt, the Target Funds may continue to rebalance their respective portfolios in the ordinary course of business until the Reorganizations are closed. This section of the N-14 notes that the advisers will bear all costs associated with the Reorganizations “exclusive of brokerage commissions and other transaction costs incurred by a Fund, which will be borne by such Fund and, if any, are expected by ALPS Advisors and O’Shares to be immaterial.” Accordingly, the Registrant believes the current disclosure is accurate as is.

Melissa McDonough Christina DiAngelo Fettig Samantha Brutlag April 5, 2022 Page 3

Comment 6: In the To Obtain More Information section, insert a hyperlink to the semi-annual report for the Target Funds.

Response: Comment accepted.

Comment 7: The Board Considerations – Alternative to the Reorganizations section does not discuss the possible liquidation of the Target Funds, but this alternative is discussed elsewhere in the N-14 (for example, page 46).  Conform the discussion throughout the N-14 so that liquidation is consistently addressed as an alternative or delete throughout the N-14.

Response: Comment accepted. The Board Considerations discussion will remain as is, but all other references to potential liquidation of the Target Funds should a Reorganization not be consummated will be deleted.

Comment 8: Under the Comparison of Fees and Expenses sub-section under each Proposal, confirm what is disclosed here is the most up to date fees and expenses.  Such information should be as of the Fund’s most recent fiscal year-end, although you have the option to present more recent information.

Response: Confirmed.

Comment 9: In the Acquiring Funds’ 485(a) registration statement, the fee tables are blank.  Confirm the completed information in the definitive 485(b) registration statement and definitive N-14 will match.

Response: Confirmed.

Comment 10: The Acquiring Funds’ 485(a) registration statement does not disclose the inclusion of predecessor performance information.  Please address why not in your response.

Response: It is anticipated that the Target Funds will be the performance and accounting survivors of the Reorganizations. The Acquiring Funds were created specifically for the Reorganizations and, therefore, are not expected to have any assets, other than possible nominal initial seed capital, prior to the closing of the applicable Reorganizations. Accordingly, an Acquiring Fund may not disclose the performance and accounting histories of its corresponding Target Fund prior to the closing of the applicable Reorganization. The Registrant anticipates supplementing the Acquiring Funds’ prospectus with this information in connection with the closing of the applicable Reorganizations.

Melissa McDonough Christina DiAngelo Fettig Samantha Brutlag April 5, 2022 Page 4

Comment 11: In the Comparison of Principal Investment Strategies section, it is stated the Funds have “substantially similar” principal investment strategies.  Revise to highlight any differences in principal investment strategies between each Target Fund and its corresponding Acquiring Fund.

Response: Comment accepted. The Registrant will revise this disclosure to note that there are no material differences in principal investment strategies, although there may be differences in how they are described in the Funds’ respective prospectuses.

Comment 12: Following the table on page 10, there is a discussion of the Funds’ respective unitary fee structures and exclusions therefrom.  Revise to identify specific differences in such arrangements between the Target Funds and Acquiring Funds.

Response: Comment accepted. The relevant disclosures will be revised throughout the N-14 to state that there are no material differences.

Comment 13: In the Capitalization of the Funds section on page 11, consider if there are any valuation differences that would cause an adjustment as of the valuation date for the Reorganizations.  If there are any, quantify and disclose those differences under The Reorganization Agreement section.

Response: The Registrant confirms there are no anticipated valuation differences that would cause an adjustment as of the valuation date for the Reorganizations.

Comment 14: The information presented in the Capitalization of the Funds section is as of December 31, 2021.  Revise to present information that is no more than 30 days prior to the N-14 effective date.

Response: Comment accepted. The information presented in this section will be as of March 31, 2022.

Comment 15: In the Portfolio Transitioning section on page 39, consider whether the statement made is correct, and if so, make a conforming statement throughout the N-14 wherever portfolio transitioning is addressed.  However, if no portfolio repositioning is expected, revise this section accordingly.

Response: Comment accepted. The Portfolio Transitioning section has been revised as follows:

Melissa McDonough Christina DiAngelo Fettig Samantha Brutlag April 5, 2022 Page 5

As discussed above, there are no material differences between each Target Fund’s ~~has substantially similar~~ principal investment strategies ~~as~~ and its corresponding Acquiring Fund. As a result, O’Shares does not anticipate that it will need to sell ~~a significant portion of~~ any Target Fund’s holdings if the Reorganization is approved by shareholders. If any of a Target Fund’s holdings are sold prior to the Closing Date, the proceeds of such sales may be invested in securities that are anticipated to facilitate the Reorganization or in temporary investments, which will be delivered to such Acquiring Fund at the Closing Date.

Comment 16: The SAI presents Pro Forma Financial Information.  This section is no longer required and has been replaced by the supplemental financial information required by Item 14 of Form N-14.  Move the capital loss carryforward information and the statement regarding the Target Funds as the accounting survivors of the Reorganizations to Part A of the N-14.  For additional background, see the AICPA Investment Companies Expert Panel meeting highlights, available at https://us.aicpa.org/content/dam/aicpa/interestareas/frc/industryinsights/downloadabledocuments/inv/inv-ep-minutes/56175896-aicpa-ic-ep-november-15-16-2021-meeting-highlights.pdf.

Response: Comment accepted.

Legal Comments

Comment 17: Please include a transmittal letter in future filings.

Response: Comment acknowledged.

Comment 18: On page iii, confirm that the Acquiring Funds’ definitive prospectus will be listed on this page, with a hyperlink, and effective before mailing the N-14 to Target Fund shareholders.

Response: Confirmed.

Comment 19: On page 3, in the Board Considerations section, there is a sub-heading titled “Relative Expense Ratios and Fee Waivers” but no discussion of fee waivers.  If the Funds do not have a fee waiver, please revise the sub-heading to delete reference to fee waivers.

Response: Comment accepted. The sub-heading will be revised to delete reference to fee waivers.

Melissa McDonough Christina DiAngelo Fettig Samantha Brutlag April 5, 2022 Page 6

Comment 20: In the Comparison of Principal Investment Strategies section, if there are any material differences in the principal investment strategies of an Acquiring Fund relative to its corresponding Target Fund, please address in the first paragraph of that section.  If there are no material differences, please consider clarifying the disclosure to say so.

Response: Comment accepted. The Registrant will revise this disclosure to note that there are no material differences in principal investment strategies, although there may be differences in how they are described in the Funds’ respective prospectuses.

Comment 21: In the Comparison of Principal Investment Risks section, if there are any material differences in the principal investment risks of an Acquiring Fund relative to its corresponding Target Fund, please address in the first paragraph of that section.  If there are no material differences, please consider clarifying the disclosure to say so. For example, by saying there are no material differences other than differences in wording.

Response: Comment accepted. The Registrant will revise this disclosure to note that there are no material differences in principal investment risks. The Registrant already states the following in that section: “Although the principal investment risks are substantially similar, each Fund uses different terminology to describe the principal risks applicable to such Fund’s principal investment strategy.”

Comment 22: With respect to the Form of Proxy Card, please confirm there will be a reliable way to track which Target Fund shareholders are voting for which proposal.  For example, please confirm the applicable Fund(s) names will be included on the final proxy card that is delivered to Target Fund shareholders, as indicated by the placeholders in the Form of Proxy Card, or that multiple proxy cards, each specific to one proposal, will be delivered to Target Fund shareholders that are eligible to vote on multiple proposals.

Response: Confirmed.

*          *          *

We believe that the foregoing has been responsive to the Staff’s accounting comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc: Brendan Hamill, ALPS Fund Services, Inc.